SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

Schering AG Group to receive a total of US$ 75 million from Biogen after U. S. Court decision

Berlin, February 3, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR), announced today that US biotechnology company Biogen, Inc. (NASDAQ: BGEN) will make another, final payment of US$ 55 million to the Schering AG Group after a U. S. Court of Appeals decision. This payment will be made in addition to an initial payment of US$ 20 million from January 2002, so that the total payment amounts to US$ 75 million. The payment is due because of a U. S. Court of Appeals decision handed down Friday, January 31, 2003, which partially reversed a U. S. District Court ruling in connection with a proprietary patent (" McCormick patents") owned by Berlex Laboratories, Inc., the U. S. subsidiary of the Schering AG Group, concerning the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and its use and sale in the United States. This long awaited decision of the Court of Appeals of the Federal Circuit allows the Schering AG Group to realize additional value from its intellectual property. Schering will share these payments with Stanford University and Chiron Corporation according to existing contractual arrangements. Schering will recognize its share in the payment as license fees over the remaining lifetime of the McCormick patents through October 2007.

The Schering AG Group markets the pioneering treatment for multiple sclerosis, Betaferon(R) (trademark in the United States and Canada: Betaseron(R)).

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology& Andrology, Diagnostics& Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R& D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich. vonheyl@schering. de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter. vogt@schering. de
Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex. com
Investor Relations: Joanne Marion, T: +1-973-487 2164,
joanne_marion@berlex. com

Find additional information at: www. schering. de/eng

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: February 3, 2003